5300 Town and Country Blvd., Suite 500 Frisco, Texas 75034

April 21, 2020

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attention: Ms. Karina Dorin

Re:	Comstock Resources, Inc.
Registration Statement on Form S-3
Filed April 14, 2020
File No. 333-237677

Dear Ms. Dorin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Comstock Resources, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-3 (File No. 333-237677), to April 24, 2020, at 9:00 a.m. Eastern Time, or as soon as possible thereafter.

Very truly yours,

/s/ Roland O. Burns
Roland O. Burns
President and Chief Financial Officer

cc:	Locke Lord LLP
Jack Jacobsen